貝克·麥堅時律師事務所

[redacted]

07025228

852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 13 2007
WASH, D.C. 161

July 11, 2007

Our ref: 32073984-130435

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
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London
Madrid
Milan
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Munich
Paris
Prague
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North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
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Miami
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New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated June 29, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

Joyce Ip / Chun-Hui Lin

Encl.

BAKER & MCKENZIE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on June 29, 2007:

1. Overseas Regulatory Announcement – Power Generation for the First Half of 2007 And Commencement of Operation of New Generating Units, released on July 10, 2007.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

POWER GENERATION FOR THE FIRST HALF OF 2007 AND COMMENCEMENT OF OPERTAION OF NEW GENERATING UNITS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited * (the "Company") announces its power generation and on-grid electricity sold for the first half of the year ended 30 June 2007.

For the first half year ended 30 June 2007, the power generated by the Company and its subsidiaries (the "Group") amounted to 28.90 million MWh as calculated on the basis of the consolidated financial statement of the Group (*Note 1*), representing an increase of 22.05% compared with the same period in the last year; whereas the on-grid electricity sold amounted to 26.92 million MWh, representing an increase of 21.52% compared with the same period in the last year.

The first sub-critical generating unit with capacity of 600 MW of the greenfield project of Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") (which is owned by the Company as to 65%), the second super-critical generating unit with capacity of 670 MW of the Phase II expansion project of Huadian Weifang Power Generation Company Limited ("Weifang Company") (which is owned by the Company as to 45%), the second sub-critical generating unit with capacity of 600 MW of the Phase III expansion project of Sichuan Guangan Power Generation Company Limited ("Guangan Company") (which is owned by the Company as to 80%) and the second ultra super-critical generating unit with capacity of 1,000 MW of the Phase IV expansion project of Zouxian Plant (which is wholly owned by the Company) have completed 168 hours trial run at fully loaded capacity as required by the PRC on 8 June, 9 June, 30 June and 5 July of 2007 respectively, with total installed capacity of 2,870 MW. As at the date of this announcement, the total installed capacity controlled or invested by the Group amounted to 18,361.7 MW and the interested installed capacity of the Group amounted to 14,522.1 MW.

A table showing the amounts of the power generation and the on-grid electricity sold of the Group for the first half year ended 30 June 2007 is as follows:

Name of plants / companies	Installed Capacity (MW)	Shareholding (Note 2)	Power Generation (million MWh)	On-grid electricity sold (million MWh)	Nature of enterprises
Zouxian Plant	4,540	100%	7.53	7.07	Power plant of the Company
Shiliquan Plant	1,300	100%	3.08	2.88	Power plant of the Company
Laicheng Plant	1,200	100%	2.86	2.70	Power plant of the Company
Huadian Qingdao Power Company Limited	1,260	55%	2.84	2.62	Subsidiary
Weifang Company	2,000	45%	3.15	2.95	Subsidiary
Huadian Zibo Power Company Limited	467	100%	1.26	1.10	Subsidiary
Huadian Zhangqiu Power Company Limited	890	84.45%	1.90	1.76	Subsidiary
Huadian Tengzhou Xinyuan Power Company Limited	963	88.16%	2.25	2.09	Subsidiary
Guangan Company	2,400	80%	3.68	3.43	Subsidiary
Huadian Xinxiang Power Generation Company Limited Baoshan Phase I	660	90%	0.09	0.09	Subsidiary
Lingwu Company	600	65%	0.26	0.23	Subsidiary
The Group *(Note 1)*			28.90	26.92	
Anhui Chizhou Jiuhua Power Generation Company Limited	600	40%	1.42	1.32	Associated company
Ningxia Power Generation (Group) Company Limited("Ningfa Group") *(Note 3)*	1,481.7	31.11%	3.54	3.31	Associated company
Ningxia Zhongning Power Generation Company Limited ("Zhongning Company")	660	50%	2.38	2.15	Jointly controlled company

Note 1: According to the enterprise accounting standards newly promulgated by the Ministry of Finance of the PRC, jointly controlled companies are no longer included in the consolidated financial statements of a company. Hence, the power generated by Zhongning Company is no longer included in the total power generation of the Group nor consolidated into the Group's consolidated financial statements.

Note 2: The Company's equity interest in each power plants, subsidiaries, jointly controlled companies and associated companies are calculated upto 30 June 2007.

Note 3: Yinyi Wind Power Company with capacity of 49.5MW, owned by Ningfa Group, came into commercial operation in April 2007. 50% of the power generated by Zhongning Company is consolidated into Ningfa Group.

The demand for power in the Group's service regions keeps booming during the first half of 2007. The growth of power generation by the Group during the first half of 2007 was mainly attributable to the reason that the Group's newly constructed generating units have come into operation.

In addition, the Company has recently received the "Approval of Amendments to the Articles of Association of Huadian Power International Corporation Limited" from the State-owned Assets Supervision and Administration of the State Council, agreeing on the amendments to the previous Articles of Association of the Company, which had been approved by the Extraordinary General Meeting of the Company held on 5 February 2007. The details of the amendments are available on the website of the Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board
Huadian Power International Corporation Limited *
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:
Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
10 July 2007

* *For identification only*

END